1-800-Flowers.com, Inc
One Old Country Road
Suite 500
Carle Place, NY 11514





March 31, 2006

United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549-0405

Attention: William Choi, Branch Chief

         Re:    1-800-FLOWERS.COM, INC.
                Form 10-K for the Fiscal Year Ended July 3, 2005
                Filed September 15, 2005
                File No. 0-26841

Dear Mr. Choi:

     Reference is made to the comments of the Staff of the Securities and Exchange Commission (the SEC) with respect to the above-referenced filing on Form 10-K of 1-800-FLOWERS.COM, INC., a Delaware corporation (the "Company" or "1-800-FLOWERS.COM"), in your letter dated February 27, 2006 (the "Comment Letter") addressed to Mr. James F. McCann, Chief Executive Officer of the Company.

     We are writing to respond to the comments and, where appropriate, to show you what the applicable revisions will look like in future filings. The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended July 3, 2005
------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations
----------
Overview, page 30
-----------------
     1. Please tell us the amount of net revenues derived from fees paid by BloomNet members, distribution service fees for winery fulfillment operations, royalties, franchise fees and sublease rents for each period presented. If revenues from these classes exceed 10% of total revenues please expand the disclosure of your revenue recognition policy as appropriate and separately disclose revenues, and related costs and expenses, from these sources on the face of your income statement. Please refer to Rule 5-03(b)(1) of Regulation S-X.


         Net revenues derived from the above referenced items are as follows:
                                                    % of Total                   % of Total                   % of Total
                                      July 3,           Net         June 27,        Net        June 29,          Net
                                       2005          Revenues        2004         Revenues       2003         Revenues
                                    ------------ --------------- ------------- ------------- ------------- ---------------
                                                                 in thousands

     Bloomnet related fees              $21,252         3.2%          $12,934       2.1%           $7,446         1.3%
     Winery fulfillment ops              $4,077         0.6%                -       0.0%                -         0.0%
     Franchise fee, royalties
      and sublease rents                 $6,039         0.9%           $6,263       1.0%           $5,901         1.0%


               Each of the above referenced items are included in Net Revenues under the sub-heading "Retail/fulfillment." Retail/fulfillment revenues, in the aggregate, comprised 7.4%, 5.5% and 5.2% of the Company's Total Net Revenues during fiscal 2005, 2004, and 2003, respectively, and as such, separate disclosure of revenue from these sources has not been presented.

Results of Operations, page 31
------------------------------
2. In future filings, please quantify in dollars to the extent practicable the amount of increases or decreases attributed to each factor that contributes to material changes in financial statement line items between periods. For example, please quantify:

     o the turnaround of the home and garden gift category, revenues from Cheryl & Co. and growth in floral and complementary gift categories in your discussion of net revenues;
     o the incremental gross profit contributed from Cheryl & Co. and The WineTasting Network and the increase in carrier fuel charges and shipping costs associated with the placement of the Valentine's Day holiday in your discussion of gross profit;
     o the increase in media spending and personnel and the decreases in order processing costs in your discussion of marketing and sales expense;
     o incremental expenses associated with acquisitions and the increase in cost of maintenance and licensing agreements in your discussion of technology and development expense; and
     o incremental expenses associated with acquisitions and the increases in professional fees, costs related to the BloomNet business-to-business expansion and insurance costs in your discussion of general and administration expenses.

     The Company has considered the SEC's comments and respectfully believes that it is currently complying with the requirements of Regulation S-K and the intent of the Commission's interpretive guidance regarding Management's Discussion and Analysis. Within its Results of Operations, in accordance with the Commission's guidance, the Company has included tabular presentations of its financial statement line items, including year-over-year percentage changes, as well as percentage of net revenue. In accordance with Regulation S-K, the Company provides descriptions of all material increases and decreases in its revenue and operating expenses.

     Please note that due to the seasonal nature of the Company's most recent acquisitions, and the resulting material impact (which was not present prior to this quarter)on the Company's operations, in its Form 10-Q for the three months ended January 1, 2006, the Company has included additional disclosure regarding the impact of such acquisitions on the Company's revenues in order to provide the reader with a better understanding of the Company's organic vs. acquisition-related growth. The Company makes reference to the statement contained in its Results of Operations, Net Revenues in its Form 10-Q for the three months ended January 1, 2006 which states: "The Company's revenue growth of 20.8% and 19.3% during the three and six months ended January 1, 2006 resulted primarily from the acquisitions of Cheryl & Co., a manufacturer and direct marketer of cookies and baked gifts, which was acquired in fiscal April 2005, and Wind & Weather, a direct marketer of weather-themed gifts, acquired in fiscal November 2005. Revenue growth excluding the impact of acquisitions, was 6.0% and 7.0%, during the three and six months ended January 1, 2006, reflecting: (i) the Company's strong brand name recognition, (ii) continued leveraging of its existing customer base, and (iii) increased spending on its marketing and selling programs, designed to improve customer acquisition and accelerate top-line growth."

     The  Company intends to continue this disclosure on a go-forward basis.

Other Income (Expense), page 35
-------------------------------
     3. Please tell us the amount of losses incurred upon closure/conversion of retail stores classified in other income (expense) for each year presented. In future filings please classify these items as a component of operating income in your statement of income. Please refer to paragraph 25 of FAS 144.

     Losses incurred upon the closure/conversion of retail stores, classified in other income (expense) amounted to $0.0 million in fiscal 2005, $0.2 million in fiscal 2004, and $0.1 million in fiscal 2003. The Company concurs with this comment. In future filings, the Company will treat these types of losses as a loss recognized on a long-lived asset, and shall include such loss as operating income in our statement of income.

Consolidated Financial Statements
---------------------------------
Note 1 - Description of Business, page F-6
------------------------------------------
     4. Please tell us the operating segments you have identified in accordance with paragraphs 10-15 of FAS 131. In doing so, please tell us the factors you used to identify operating segments and the financial information regularly reviewed by your chief operating decision maker to make decisions about resources to be allocated to segments and assess their performance. In addition, please tell us the facts and circumstances that support your conclusion that identified operating segments meet the aggregation criteria in paragraph 17 of FAS 131 and have similar economic characteristics. In your response, please specifically address your floral operations, the distribution of specialty gift items supplied under co-branding and strategic relationships, retail store operations, franchise operations and the operations of Plow & Hearth, The Children's Group, The Popcorn Factory, Cheryl & Co and The WineTasting Network.

     Under FAS 131, an operating segment is defined as a component of an enterprise:

               a. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

               b. Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

               c. For which discrete financial information is available.

     The Company operates in one business segment, as a direct marketer of gift products to its customers who can access the Company's offerings via the Internet, telephone, catalogs and retail stores.

     The Company's Strategy, as stated in its Annual Report on Form 10-K, is to become the leading authority on thoughtful gifting, to serve an expanding range of our customers' celebratory needs, thereby helping our customers connect with the important people in their lives. The Company offers products for all of its customers' gifting needs, including fresh-cut flowers, floral arrangements and plants, popcorn, gourmet food and wine, home and garden merchandise and unique toys and games for children. Approximately 90% of consolidated sales are to individual customers. Products are added to the Company's portfolio based upon Company research and customer requests. During the late 1990's, the Company began to broaden its gift offerings, capitalizing on its brand name by introducing products that could be found at a fine full service florist. Natural extensions of the Company's sale of cut flowers and plants led to home and garden products and the acquisition of Plow & Hearth in 1998, followed by the introduction of 1-800-flowers branded chocolates, cakes and cookies and sweets, which led to the subsequent acquisitions of GreatFood.com, The

     Popcorn Factory, WineTasting Network, and Cheryl & Co.

     While the Company operates several brand names, each brand represents a product offering which has been tested by the Company and found to be in demand by the Company's customers. The Company continually looks for product margin improvement opportunities. Before each of these acquisitions, the Company had offered similar, or in some cases, even the acquired Company's products for sale on its website. Once the products were evaluated and determined to be a good fit within the Company's gifting strategy, the Company completed its "build vs buy" analysis, and in the cases of the above acquisitions, demand was deemed to be strong enough to warrant acquisition of the product line rather than continue outsourcing production through third parties.

     Although the Company believes that it operates under one segment, and therefore the aggregation criteria in Paragraph 17 of FAS 131 do not apply, the following is a summary of Company operations which you requested:

     Floral operations - (handled under the 1-800-flowers.com tradename), direct-to-consumer marketing of flowers and gift items providing the customer with the ability to purchase either "Florist Designed" or "Fresh From Our Grower" products. Our Florist Designed product consists of arrangements that are confected on our behalf, in accordance with Company specifications, and delivered by one of the Company's BloomNet florists, while Fresh From Our Grower product is packaged at our supplier, or Company owned or operated location and delivered to our customers via common carrier. Florist Designed product is the predominant selection of our customer.

     Distribution of specialty gift items supplied under co-branding and strategic relationships - (handled primarily under the 1-800-flowers tradename) - The Company enters into strategic relationships with a number of vendors which enable it to offer its customers unique gifts that differentiate the Company from its competition. For example, the Company pairs its long stem roses with Godiva chocolates, or works with famous floral designers to develop high end arrangements to appeal to our high end customer. Godiva chocolates are purchased and stored in temperature controlled refrigeration for final packaging and shipment with floral product via common carrier, while the majority of specialty floral designers product is confected at one of the Company's warehouses and shipped via common carrier, with the designer earning either an annual consulting fee, or a royalty based on a percentage (typically 5%) of merchandise sales.

     Retail store operations - at July 3, 2005, the Company operated 34 retail stores, including 21 floral stores, 6 home and garden stores, and 7 stores which sold cookies and baked products. Company owned stores serve as local points of fulfillment and enable the Company to test new products and marketing programs.

     Franchise operations - at July 3, 2005, the Company's franchise network consisted of 83 stores, the majority of which are operated under the Conroy's tradename which was acquired in 1994.

     Plow and Hearth - a direct marketer of home and garden merchandise, acquired in 1998, ships products via common carrier.

     Children's Group - a direct marketer of unique children's toys and games, acquired in 2001, ships products via common carrier.

     The Popcorn Factory - a direct marketer of premium popcorn and specialty food gifts, acquired in 2002, manufactures and ships products via common carrier.

     Cheryl & Co. - a direct marketer of premium cookies and baked gifts, acquired in 2005, manufactures and ships products via common carrier.

     WineTasting Network - a direct marketer of wines and fulfiller for California based wineries, acquired in 2004, ships products via common carrier.

     Except for retail store sales, products are delivered by third parties. Florist fulfilled products are fulfilled through BloomNet (independent florists operating retail flower shops and Local Fulfillment Centers ("LFC"), Company-owned stores and fulfillment centers, and franchise stores), while Fresh-from-our-Growers floral and all other products are shipped via common carrier from either Company-owned distribution centers or brand-name vendors who ship directly to the Company's customers using the Company's common carrier account.

     Mr. James F. McCann, the Company's Chief Executive Officer, Chairman of the Board and founder is the Company's chief operating decision maker (CODM) since he is responsible for the Company's strategic direction and has final authority with respect to the Company's operating decisions. Mr. McCann has four direct reports: Christopher G. McCann, the Company's President and a Director, William E. Shea, the Company's Senior Vice President of Finance and Administration, Treasurer and Chief Financial Officer, Gerard M. Gallagher, the Company's Senior Vice President of Business Affairs, General Counsel and Corporate Secretary, and Mary McCormack, Vice President of Corporate Development, all of whom, including Mr. McCann, have compensation aligned to the consolidated operating results of the Company.

     Mr. McCann, through briefings by his direct reports, reviews financial results, assesses performance, and establishes strategic direction at a consolidated level. Current period operating performance is discussed with Mr. McCann in relation to prior year and against budget on a consolidated basis. Mr. McCann reviews sales reports, with frequency varying from daily on a consolidated basis to weekly and monthly on a brand level as well as on a consolidated basis, with variances against budget reviewed on an exception basis. Additionally Mr. McCann reviews consolidated sales trends in comparison to "street expectations." On a quarterly basis, Mr. McCann participates in earnings release and conference call script drafting sessions where consolidated information is reviewed and discussed for ultimate presentation to analysts and investors in the Company's quarterly earnings release. On a quarterly basis, the Board of Directors, Mr. McCann, senior management, and the Company's external auditors are provided a financial review package and operating results overview from Mr. Shea, the Company's CFO. This review package contains the Company's consolidated condensed financial information:

               o Operating Results - Quarter and Annual - Statements include the
                 Company's consolidated statement of operations in comparison to budget, prior year, and consensus expectations;

               o Condensed  Balance  Sheet - Balance  sheet is compared to prior fiscal year end, with explanations for associated changes;

               o Condensed  Statement of Cash Flows - YTD Cash flow  compared to same period of prior fiscal year;

               o  Capital   Expenditure   Analysis  -  YTD  capital  expenditure
                  summarized by major project;

               o Appendix A - Sales by Product Category - Consolidated  sales by product category, broken down between products fulfilled by BloomNet florists ("florist fulfilled"), or products fulfilled via common carrier ("direct fulfilled");

               o Appendix B - Gross  Margin by Product  Category -  consolidated gross margin by product category, broken down between products fulfilled by BloomNet florists ("florist fulfilled"), or products fulfilled via common carrier ("direct fulfilled");

               o Appendix C - Non-Floral/Floral  Sales by Channel - consolidated sales by product category, regardless of fulfillment method.

     As Mr. McCann only regularly reviews consolidated operating results of the Company, we have concluded that the Company operates under one segment, and therefore the aggregation criteria in paragraph 17 of SFAS 131 does not apply.

  5. Please disclose in future filings revenues for each group of similar products or tell us why disclosure is not required. See paragraph 37 of FAS
     131. Please also expand your discussion and analysis of revenues in Management's Discussion and Analysis of Financial Condition and Results of Operations to discuss revenues and known trends for each group of similar products.

     As referred to above, 1-800-FLOWERS.COM is a leading gift retailer, providing a broad range of thoughtful gift products to its customers who can access its products via the Internet, telephone, catalogs and retail stores. While maintaining its strategy of becoming the leading authority of thoughtful gifting, the Company has grown from a provider of traditionally floral gifts, as implied by the Company's name, to a retailer of a broad array of gifting products including flowers, gourmet foods, cookies and other unique gifts. As a measure of the Company's progress in expanding its offerings and customer acceptance into non-floral products, within the Company's discussion of revenue, in its MD&A, the Company provides the percentage of combined telephonic and online revenue that is derived from non-floral vs. floral products. In future filings, the Company will include this disclosure within its Description of Business in its financial statements.

     Regarding disclosure of revenue trends for the Company's products: The Company disclosed, in the last paragraph of its discussion of Revenue within MD&A, that in the second half of fiscal 2005 it had "implemented plans to increase its marketing spending to drive increased customer acquisition particularly in the core floral gift category. As a result, during the fiscal year ended July 3, 2005, non-floral gift products accounted for 47.3% of total combined telephonic and online net revenues, compared to 47.8% and 49.5% during the years ended June 27, 2004 and June 29, 2003."

     In future filings, the Company intends to continue to provide the historical break-down of revenue derived from floral and non-floral products, and while the Company has provided guidance in its past filings as to revenue growth from all product sources, in future filings, the Company will provide further disclosure to include a discussion of expected revenue growth expected to be derived from both its floral and non-floral products. For the Company's fiscal quarter ending April 2, 2006, the Company will add the following disclosure:

     While varying quarter-to-quarter due to the seasonal nature of the Company's product offerings, the Company expects that its floral gifts will grow at a rate of approximately x%, while non-floral gifts will grow at a rate of approximately y% during the next fiscal year.

Inventories, page F-6
---------------------

     6. Please tell us and disclose in future filings the cost elements included in inventory. Refer to Rule 5-02(6)(b) of Regulation S-X.

     The Company concurs with this comment. In future filings the Company will disclose the components of its inventory:

                                                                               July 3,        June 27,
                                                                                2005            2004
                                                                           --------------  -------------
                                                                                  (in thousands)

          Finished goods                                                       $21,094         $15,027
          Raw materials                                                          7,581           4,598
                                                                           --------------  -------------
                                                                               $28,675         $19,625
                                                                           ==============  =============

Revenue Recognition, page F-8

     7. Please tell us the principal terms of your standard agreements with BloomNet members, Order Fulfillment Agreements with BloomNet members to operate LFCs, franchise agreements, co-branding and distribution agreements with third party specialty gift suppliers and agreements with growers under your "Fresh From Our Growers" program. Please also provide us with a description of the facts and circumstances that support revenue recognition on a gross basis for these fulfillment relationships. Refer to EITF 99-19. In addition, please tell us and disclose in future filings your standard shipping terms and why you believe it is appropriate to recognize revenue upon shipment as opposed to delivery.

     Please refer to the attached exhibits for summaries of principal terms of the Company's standard agreements:

        Exhibit 1      BloomNet Agreement
        Exhibit 2      Order Fulfillment Agreement
        Exhibit 3      Franchise Agreement
        Exhibit 4      Vendor Agreements (agreements with third party suppliers)

        Note: There are no formal agreements with the farms from whom 1-800-flowers purchases floral products. The Company negotiates price and terms upon placement of the order.


     The Company recognizes revenue for orders fulfilled through its BloomNet members, including LFCs, on a gross basis, based on the gross amount billed to its customers. The following indicators of Gross Revenue Reporting, as described within EITF 99-19, were considered in performing this evaluation:

        o The Company is the primary obligor in the arrangement: The Company acts as the principal in the transaction, and markets itself to its customers as a full service florist capable of meeting all of their gifting needs. The Company is solely responsible for the acceptability of the product ordered by its customers, offering a 100% satisfaction guarantee to its customers on all purchases, and therefore bearing risk of loss.

        o The Company has general inventory risk upon customer return: As previously stated, the Company offers a 100% satisfaction guarantee to its customers who have right of return. Upon crediting of a customer order, the Company is still obligated to compensate its BloomNet member or LFC for fulfilling the order.

        o The Company has latitude in establishing pricing: The Company is responsible for setting prices with its customers, and has sole authority over customer discount/sales price, which are not passed onto the fulfilling florist.

        o The Company has discretion in supplier selection: The Company's BloomNet members represent a select group of florists, from a pool of over 20,000 florists, chosen by the Company to fulfill its orders. Selection is based upon specific performance and capacity criteria. The Company works with multiple suppliers throughout its geographical distribution, and monitors customer satisfaction and directs its customer orders to its suppliers accordingly.

        o The Company is involved in the determination of product or service specifications: The Company provides its BloomNet members with product specifications to ensure that the products offered to its customers on its Website are consistently fulfilled by its BloomNet members. The Company employs floral merchants to create new innovative, and in many cases, exclusive product designs (ie, Birthday Flower Cake, Holiday Tree and Happy Hour Bouquet, to name a few) for fulfillment by its BloomNet members utilizing Company specifications and recipes. In addition, the Company requires its fulfilling florists to attach
          1-800-flowers' branded cards, and such florists are periodically monitored via test orders for compliance and quality standards.

        o The Company has credit risk: The Company is responsible for collecting the sales price from its customers but must pay the amount owed to its BloomNet members after they fulfill an order, regardless of whether the sales price is fully collected. While most customers pay by credit card in advance of product fulfillment, the Company continues to bear collection risk in the form of fraud and credit card chargebacks.

     The Company's customer selects their fulfillment method, based upon their need and gifting requirements with same-day, next-day delivery capability available, as well as standard ground delivery, when time is not critical to the customer's gifting needs. Fulfillment is completed through a combination of BloomNet (independent florists operating retail flower shops and LFCs, Company owned stores and fulfillment centers and franchise stores), Company owned and third party operated distribution centers and vendors who ship directly to the Company's customers. For all orders fulfilled through BloomNet, shipment date and delivery date are the same. All other orders fulfilled by the Company are shipped via common carrier, who are responsible for the value of product lost while the order is in transit. Third party carrier delivery options range from overnight
     (including all "Fresh From Our Growers" products) to second day and standard ground delivery, which may take from 3 to 10 days. Product acceptance has not been an issue due to the nature of the Company's products, and appropriate reserves for refunds, returns and credit card chargebacks are established at time of sale based upon historical data. On average, customers notify the Company of returns, and credits are issued within 11 days from the date of original sale, providing for materially accurate estimation and inclusion of returns or refunds in the appropriate reporting period.

The Company's management acknowledges the following:

               o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

               o Staff  comments or changes to  disclosure  in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

               o The Company may not assert  staff  comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (516) 237-4928 should you require additional information or have any questions.

                                                     Very truly yours,

                                                     /s/ William E. Shea
                                                     Chief Financial Officer
                                                     Senior Vice President,
                                                     Finance and Administration

cc: William Hartnett: Cahill Gordon & Reindel LLP
    Christopher Cox: Cahill Gordon & Reindel LLP

Exhibit 99.

Exhibit 1 - BloomNet Agreement

     The BloomNet Agreement provides the terms under which the independent florists who are members of BloomNet receive and fulfill orders.

   Membership Criteria.

          Each of the BloomNet member florists must agree to meet and maintain the following eight basic standards criteria in order to continue to qualify for membership: (a) must have an attractive and professional retail business location; (b) must retain a qualified full-time designer; (c) must have fresh flower inventory; (d) must have commercial floral refrigeration;
     (e) must have a dedicated  business phone line; (f) must provide  delivery;
     (g) must be credit worthiness, and (h) must possess a supportive and positive attitude.

          Further, BloomNet members must have the following capabilities: (1) have a monitored in-house Flower Freshness Care System to ensure optimum post-harvest life of flowers; (2) be open to receive and deliver floral orders on:

               o All major floral holidays (Thanksgiving, Christmas, Valentine's
                 Day, Easter Sunday, Administrative Professionals'/Secretaries' Week, Mother's Day).

               o Monday to Friday:  9:00am with at least a 3:00pm  cut-off  time for same-day deliveries.

               o Saturdays: (9:00am with at least a 2:00pm cut-off time for same-day deliveries.

               o Sundays: 10:00am with at least a 1:00pm cut-off time for same-day deliveries.

     (3) confirm every delivery electronically via BloomLink by 10:00am the day following scheduled delivery date. In addition, provide delivery information when phone inquiries are made; (4) have a design staff that is knowledgeable of current trends and design techniques and capable of incorporating the principles of design in all arrangements; (5) be a member of the BloomLink sending network and be responsible for tracking all orders by BloomLink sequence numbers; and (6) have an operating facsimile machine as a backup method of order transmissions.

     In addition to the above, BloomNet members have the following general obligations to the BloomNet Network: (1) Members must guarantee the freshness of arrangements for one week; (2) Fill every order to value, according to product description and BloomNet recipe without requiring a price change. 1800Flowers minimum order is $24.99; however, average order price is approximately $48.00 and all prices include up to $7.99 charge for delivery; and (3) each member is expected to reciprocate as many orders received as possible to other BloomNet Members.

     Fees.

          In consideration for the satisfactory fulfillment of 1-800-flowers' orders, a BloomNet florist who fulfills an order received from 1800Flowers receives a fee equal to 71% of the "gross sales price" and 73% on orders such florist received for fulfillment from other BloomNet members. Generally, the "gross sales price" is the merchandise value of the order as submitted to the BloomNet florist who will, in turn, fulfill the order.

          In addition, a BloomNet member is charged a monthly membership fee which currently ranges from $19.99-$199.99, depending on the number of orders the BloomNet florist receives. For use of the BloomLink Communication Network certain fees are charged on a per transaction basis, which include a fee ranging from $1 per order to a maximum fee of $59.99 per month. Transmissions fees are at the rate of $1.50 per order. Additional fees exist for Directory advertising.


     Termination provision
1. The Company has the right to end and terminate the membership for any reason, or no reason, by giving written notice to the BloomNet member. Termination of membership shall be effective upon the date of notification.
2. A BloomNet member has the ability to terminate membership at any time by providing written notification to BloomNet. The effective date will be determined by the printing deadline cycles required to publish the BloomNet Directory of members. Each member will be liable for all monthly fees including all charges obtained until the effective date of termination.

     Trademark provision
     Except as expressly pre-approved in writing signed by an officer of BloomNet and 1800flowers, BloomNet Member shall not use the tradenames, service marks, trademarks, copyrights or other identifying marks of BN and 1-800-FLOWERS.COM, or its affiliates, or any telephone numbers or internet domain names similar to 1800FLOWERS (collectively the "Marks") in any manner whatsoever. At all time the Marks are and shall remain the sole property of 1800Flowers and its affiliates and BloomNet Member shall not use any trade names, service marks, trademarks, copyrights, telephone numbers or internet domain names similar to the Marks or take any action to interfere with the Marks.

     This is a summary of the current Agreement and the terms of a particular agreement, can and do vary, based upon the terms that may be negotiated with a particular florist.

Exhibit 99.1

Exhibit 2 - Order Fulfillment  Agreement

          The Order Fulfillment Agreement provides the terms under which a third party operates a Local Fulfillment Center ("LFC's") from which they fulfill orders from 1-800-Flowers.

     1) Development of LFC.

             The proposed Operator of the LFC selects a location for the LFC, which location must be pre-approved by 1-800-Flowers. There are also specific requirements for the location that must be meet, such as, "cooler space" and minimal production area.

     2) Fees for Order Fulfillment.

             For the satisfactory rendering of its services, the Operator will receive a sum equal to 69.5% of the Merchandise Value of the orders for floral products transmitted by 1-800-Flowers to the LFC for fulfillment. The actual percentage paid can vary depending on the exact terms negotiated with the particular LFC. For non-floral products a fixed dollar fulfillment fee is negotiated.

     3) Term.

             The term of the Agreement is 3 years, with automatic 1 year renewals unless one party notifies the other that it does not wish to renew at least 30 days prior to the end of the then current Term. There are provisions allowing for early termination in the event of certain specified defaults.

          During the term of the agreement, 1-800-flowers agrees to use reasonable efforts to forward orders with an agreed upon value to the operator for fulfillment. However, pursuant to the agreement, 1-800-flowers does not guarantee the sending of any orders to the LFC for fulfillment.



     4) Operator's Business.

             Except for the specifications and obligations as relates to the fulfillment of 1-800-Flowers' orders, the Operator conducts its business in accordance with its own systems and standards. However, in addition to the requirements set forth in section #1 above, the Operator must, among certain other requirements, use pre-approved packaging which bear the 1-800-Flowers branding, utilize delivery vans bearing the 1-800-Flowers branding, and comply with the 1-800-Flowers' recipes for floral arrangements.

     5) Inventory.

             The Operator of the LFC must, at its sole cost and expense, maintain sufficient inventory to timely and professionally fulfill all floral orders forwarded by 1-800-Flowers and up to 50 different gift products at any one time as designated by 1-800-Flowers.

     6) Miscellaneous.

             There are other provisions dealing with, among others, Confidential Information, Assignment, Indemnification, Trademarks, and Governing law.


This is a Summary of the current Order Fulfillment Agreement and the specific terms of each, can and do vary, depending on the terms negotiated with an individual proposed Operator.

Exhibit 99.2

Exhibit 3 - Franchise Agreement

     The Company, through its subsidiaries, 1-800-Flowers Franchise Co., Inc. and Conroy's, Inc., franchises the right to operate 1-800-Flowers and Conroy's Flowers retail flower shops which offer flowers, plants, gift items and related products and services to the general public under the trade names "1-800-Flowers", "1-800-Flowers.Com" and "Conroy's Flowers" (collectively "1-800-Flowers").

Below are the principal terms of the currently offered franchise agreements. Note, that the terms of earlier issued franchises may, and do vary.

Conventional Franchise

The Company offers the right to own and operate one 1-800-Flowers retail unit with an on-site design center facility within the footprint of the unit (a "Conventional Franchised Unit") at a location approved by the Company under a Franchise Agreement (a "Franchise Agreement") with us.

The Franchisee must pay us an initial franchise fee of $30,000 for the right to use the Marks for each Conventional Franchised Unit. The initial franchise fee is payable in full when the Franchise Agreement is signed, and is not refundable.

Express Franchise

     The Company also offer the right to own and operate one 1-800-Flowers retail unit which will be supported by an off-site central design center facility under a Franchise Agreement in a concession, other mobile, remote, limited service or non-permanent facility or other retail operation as part of larger retail venues such as supermarkets, department stores or shopping malls or in public areas such as amusement parks, airports, train stations, public facilities, college and school campuses, arenas, stadiums, hospitals, office buildings, convention centers and military bases (an "Express Franchised Unit").


     Franchisee must pay the Company an initial franchise fee of $30,000 for the right to use the Marks for an Express Franchised Unit. The initial franchise fee is payable in full when the Franchise Agreement is signed, and is not refundable.

Development Franchise

     The Company also offers an Area Development Agreement (the "Area Development Agreement") which grants Franchisee the right to establish and operate a specified number of Express Franchised Units or 1-800-Flowers franchises which will be supported by an off-site central design center ("Satellite Franchised Units") in a specified area (the "Development Area") in accordance with the development schedule (the "Development Schedule") set forth in the Area Development Agreement (a "Development Franchise"). Franchisee will sign a separate Franchise Agreement for each Express Franchised Unit or Satellite Franchised Unit Franchisee open under an Area Development Agreement.

     The Franchisee must pay the Company a development fee of $15,000 for each Express Franchised Unit or Satellite Franchised Unit Franchisee will develop under an Area Development Agreement. Franchisee must develop a minimum of 2
Units. The development fee is payable in full when the Area Development Agreement is signed, and is not refundable. Franchisee must also pay us an initial franchise fee of $30,000 for the right to use the Marks for each Express Franchised Unit or Satellite Franchised Unit when Franchisee signs each Franchise Agreement. The Company will credit the $15,000 development fee against the $30,000 initial franchise fee due for each Express Franchised Unit or Satellite Franchised Unit when Franchisee execute each Franchise Agreement.

Conversion Franchise and Conversion Development Franchise

     The Company also offers a conversion franchise and a conversion development franchise which grant Franchisee the right to convert and operate qualified independently owned flower shops as 1-800-Flowers retail flower shops (a "Conversion Franchise") under a Conversion Franchise Addendum to the Franchise Agreement (the "Conversion Franchise Addendum") and the right to develop a number of Satellite Franchised Units which will be supported by an off-site central design center facility in a Development Area in accordance with a

Development Schedule (a "Conversion  Development  Franchise").  Franchisee  will
sign  a  separate  Franchise  Agreement  for  each  Satellite   Franchised  Unit
Franchisee open as a Conversion Development Franchise.

     Franchisee must pay us an initial franchise fee of $25,000 for the right to use the Marks and convert and operate qualified independently-owned flower shops as a Conventional Franchised Unit under a Franchise Agreement and Conversion Franchise Addendum. The initial franchise fee is payable in full when the Franchise Agreement and Conversion Franchise Addendum is signed, and is not refundable.

     If Franchisee purchases the rights to develop and operate a number of Satellite Franchised Units in a specified development territory when Franchisee purchases a Conversion Franchise, Franchisee must pay us a development fee of $15,000 for each Satellite Franchised Unit Franchisee will develop and operate in Franchisee development territory. The development fee is payable in full when the Area Development Agreement is signed, and is not refundable. Franchisee must also pay us an initial franchise fee of $30,000 for the right to use the Marks for each Satellite Franchised Unit when Franchisee sign each Franchise Agreement. The Company will credit the $15,000 development fee against the $30,000 initial franchise fee due for each Satellite Franchised Unit when Franchisee execute each Franchise Agreement.

Design Center Facility

     If Franchisee purchases a Development Franchise or a Conversion Development Franchise, Franchisee must obtain, maintain and operate a separate off-site design center facility (a "Design Center Facility") in the Development Area where Franchisee will process and prepare floral products for sale at Franchisee Satellite Franchised Units. Franchisee will sign a Development Franchise Addendum (the "Development Franchise Addendum") for Franchisee Design Center Facility when Franchisee signs Franchisee Area Development Agreement.



                             PAYMENTS TO FRANCHISOR

Royalty and Marketing Fees

Conventional, Express and Development Satellite Franchised Units

Franchisee must pay the Company (a) 6% of "Adjusted Gross Sales", (b) 6% of the franchisees "Wire-Out Sales", (c) 6% of all "wire-out service handling fees" and/or all other fees or revenues associated with Franchisee's "Wire-Out Sales", and (d) 6% of all "Wire-In Sales" other than "BloomNet Wire-In Sales" as a continuing franchise fee. In addition, Franchisee must pay us 3% of "Adjusted Gross Sales" as a marketing fee.

"Adjusted Gross Sales" are the proceeds from all sales made at or by the Franchised Unit or a Design Center Facility and all fees for all services
Franchisee provide at or from the Franchised Unit or Design Center Facility. "Adjusted Gross Sales" do not include the amount of any "BloomNet Wire-In Sales" received at Franchisee's Franchised Unit or Design Center Facility, money refunded to a customer upon return of merchandise or sales taxes or other taxes collected from customers and paid to the appropriate governmental authority imposing the tax.

Conversion and Conversion Development Satellite Franchised Units

Franchisee must pay the Company (a) 3% of "Adjusted Gross Sales", (b) 3% of Franchisee's "Wire-Out Sales", (c) 3% of all "wire-out service handling fees" and/or all other fees or revenues associated with Franchisee's "Wire-Out Sales", and (d) 3% of all "Wire-In Sales" other than "BloomNet Wire-In Sales" as a continuing franchise fee during years 1-3 of the term of Franchisee's Franchise Agreement. Commencing in year 4 of the term of Franchisee's Franchise Agreement, Franchisee must pay the Company (a) 6% of "Adjusted Gross Sales", (b) 6% of Franchisee's "Wire-Out Sales", (c) 6% of all "wire-out service handling fees" and/or all other fees or revenues associated with Franchisee's "Wire-Out Sales", and (d) 6% of all "Wire-In Sales" other than "BloomNet Wire-In Sales" as a continuing franchise fee. In addition, Franchisee must pay the Company 3% of

"Adjusted Gross Sales" as a marketing fee. All conversion and conversion development franchisees are members of the BloomNet Network.

Rent

If Franchisee sublet the Franchised Location from the Company or a subsidiary or affiliate, Franchisee will pay rent under a Sublease in an amount which we will establish. Franchisee may pay the Company rent in excess of the rent we pay to a Master Landlord for acting as the tenant under a Master Lease. Franchisee must pay all rent, other occupancy expenses and cost-of-living or other adjustments to rent and other occupancy expenses as they become due. Franchisee must also reimburse the Company, when Franchisee signs the Sublease, for all expenses the Company has paid for the negotiation, signing and/or securing of the Master Lease and for the acquisition of the Master Lease. The Company can require Franchisee, at the Company discretion, to pay rent and all other charges which become due under the Sublease directly to the Master Landlord.

Wire-In Orders

The Company, through its subsidiaries, may send wire-in orders to the Franchised Unit or Franchisee Design Center Facility through BloomNet if Franchisee is selected to become a member of BloomNet and may use one of the recognized floral wire services, the "BloomLink System" or other electronic communications systems designated by the Company to do so. The economics of in-wire orders to franchisees is the same as under the Company's existing BloomNet Agreement.

TERM

The Term of the Franchise is equal to the lesser of the Term of the Lease to the franchised premises or 10 years. The Franchise Agreement has provisions related to renewal or extension of the Term.

MISCELLANEOUS

The  Franchise  Agreement  has  provisions  related  to  default,   termination,
non-competition, assignment and option to "repurchase" the franchise business; all reasonably customarily for such an agreement.

Exhibit 99.2

Exhibit 3 - Franchise Agreement

     The Company, through its subsidiaries, 1-800-Flowers Franchise Co., Inc. and Conroy's, Inc., franchises the right to operate 1-800-Flowers and Conroy's Flowers retail flower shops which offer flowers, plants, gift items and related products and services to the general public under the trade names "1-800-Flowers", "1-800-Flowers.Com" and "Conroy's Flowers" (collectively "1-800-Flowers").

Below are the principal terms of the currently offered franchise agreements. Note, that the terms of earlier issued franchises may, and do vary.

Conventional Franchise

The Company offers the right to own and operate one 1-800-Flowers retail unit with an on-site design center facility within the footprint of the unit (a "Conventional Franchised Unit") at a location approved by the Company under a Franchise Agreement (a "Franchise Agreement") with us.

The Franchisee must pay us an initial franchise fee of $30,000 for the right to use the Marks for each Conventional Franchised Unit. The initial franchise fee is payable in full when the Franchise Agreement is signed, and is not refundable.

Express Franchise

     The Company also offer the right to own and operate one 1-800-Flowers retail unit which will be supported by an off-site central design center facility under a Franchise Agreement in a concession, other mobile, remote, limited service or non-permanent facility or other retail operation as part of larger retail venues such as supermarkets, department stores or shopping malls or in public areas such as amusement parks, airports, train stations, public facilities, college and school campuses, arenas, stadiums, hospitals, office buildings, convention centers and military bases (an "Express Franchised Unit").


     Franchisee must pay the Company an initial franchise fee of $30,000 for the right to use the Marks for an Express Franchised Unit. The initial franchise fee is payable in full when the Franchise Agreement is signed, and is not refundable.

Development Franchise

     The Company also offers an Area Development Agreement (the "Area Development Agreement") which grants Franchisee the right to establish and operate a specified number of Express Franchised Units or 1-800-Flowers franchises which will be supported by an off-site central design center ("Satellite Franchised Units") in a specified area (the "Development Area") in accordance with the development schedule (the "Development Schedule") set forth in the Area Development Agreement (a "Development Franchise"). Franchisee will sign a separate Franchise Agreement for each Express Franchised Unit or Satellite Franchised Unit Franchisee open under an Area Development Agreement.

     The Franchisee must pay the Company a development fee of $15,000 for each Express Franchised Unit or Satellite Franchised Unit Franchisee will develop under an Area Development Agreement. Franchisee must develop a minimum of 2
Units. The development fee is payable in full when the Area Development Agreement is signed, and is not refundable. Franchisee must also pay us an initial franchise fee of $30,000 for the right to use the Marks for each Express Franchised Unit or Satellite Franchised Unit when Franchisee signs each Franchise Agreement. The Company will credit the $15,000 development fee against the $30,000 initial franchise fee due for each Express Franchised Unit or Satellite Franchised Unit when Franchisee execute each Franchise Agreement.

Conversion Franchise and Conversion Development Franchise

     The Company also offers a conversion franchise and a conversion development franchise which grant Franchisee the right to convert and operate qualified independently owned flower shops as 1-800-Flowers retail flower shops (a "Conversion Franchise") under a Conversion Franchise Addendum to the Franchise Agreement (the "Conversion Franchise Addendum") and the right to develop a number of Satellite Franchised Units which will be supported by an off-site central design center facility in a Development Area in accordance with a Development Schedule (a "Conversion Development Franchise"). Franchisee will sign a separate Franchise Agreement for each Satellite Franchised Unit Franchisee open as a Conversion Development Franchise.

     Franchisee must pay us an initial franchise fee of $25,000 for the right to use the Marks and convert and operate qualified independently-owned flower shops as a Conventional Franchised Unit under a Franchise Agreement and Conversion Franchise Addendum. The initial franchise fee is payable in full when the Franchise Agreement and Conversion Franchise Addendum is signed, and is not refundable.

     If Franchisee purchases the rights to develop and operate a number of Satellite Franchised Units in a specified development territory when Franchisee purchases a Conversion Franchise, Franchisee must pay us a development fee of $15,000 for each Satellite Franchised Unit Franchisee will develop and operate in Franchisee development territory. The development fee is payable in full when the Area Development Agreement is signed, and is not refundable. Franchisee must also pay us an initial franchise fee of $30,000 for the right to use the Marks for each Satellite Franchised Unit when Franchisee sign each Franchise Agreement. The Company will credit the $15,000 development fee against the $30,000 initial franchise fee due for each Satellite Franchised Unit when Franchisee execute each Franchise Agreement.

Design Center Facility

     If Franchisee purchases a Development Franchise or a Conversion Development Franchise, Franchisee must obtain, maintain and operate a separate off-site design center facility (a "Design Center Facility") in the Development Area where Franchisee will process and prepare floral products for sale at Franchisee Satellite Franchised Units. Franchisee will sign a Development Franchise Addendum (the "Development Franchise Addendum") for Franchisee Design Center Facility when Franchisee signs Franchisee Area Development Agreement.



                             PAYMENTS TO FRANCHISOR

Royalty and Marketing Fees

Conventional, Express and Development Satellite Franchised Units

Franchisee must pay the Company (a) 6% of "Adjusted Gross Sales", (b) 6% of the franchisees "Wire-Out Sales", (c) 6% of all "wire-out service handling fees" and/or all other fees or revenues associated with Franchisee's "Wire-Out Sales", and (d) 6% of all "Wire-In Sales" other than "BloomNet Wire-In Sales" as a continuing franchise fee. In addition, Franchisee must pay us 3% of "Adjusted Gross Sales" as a marketing fee.

"Adjusted Gross Sales" are the proceeds from all sales made at or by the Franchised Unit or a Design Center Facility and all fees for all services
Franchisee provide at or from the Franchised Unit or Design Center Facility. "Adjusted Gross Sales" do not include the amount of any "BloomNet Wire-In Sales" received at Franchisee's Franchised Unit or Design Center Facility, money refunded to a customer upon return of merchandise or sales taxes or other taxes collected from customers and paid to the appropriate governmental authority imposing the tax.

Conversion and Conversion Development Satellite Franchised Units

Franchisee must pay the Company (a) 3% of "Adjusted Gross Sales", (b) 3% of Franchisee's "Wire-Out Sales", (c) 3% of all "wire-out service handling fees" and/or all other fees or revenues associated with Franchisee's "Wire-Out Sales", and (d) 3% of all "Wire-In Sales" other than "BloomNet Wire-In Sales" as a continuing franchise fee during years 1-3 of the term of Franchisee's Franchise Agreement. Commencing in year 4 of the term of Franchisee's Franchise Agreement, Franchisee must pay the Company (a) 6% of "Adjusted Gross Sales", (b) 6% of Franchisee's "Wire-Out Sales", (c) 6% of all "wire-out service handling fees" and/or all other fees or revenues associated with Franchisee's "Wire-Out Sales", and (d) 6% of all "Wire-In Sales" other than "BloomNet Wire-In Sales" as a continuing franchise fee. In addition, Franchisee must pay the Company 3% of

"Adjusted Gross Sales" as a marketing fee. All conversion and conversion development franchisees are members of the BloomNet Network.

Rent

If Franchisee sublet the Franchised Location from the Company or a subsidiary or affiliate, Franchisee will pay rent under a Sublease in an amount which we will establish. Franchisee may pay the Company rent in excess of the rent we pay to a Master Landlord for acting as the tenant under a Master Lease. Franchisee must pay all rent, other occupancy expenses and cost-of-living or other adjustments to rent and other occupancy expenses as they become due. Franchisee must also reimburse the Company, when Franchisee signs the Sublease, for all expenses the Company has paid for the negotiation, signing and/or securing of the Master Lease and for the acquisition of the Master Lease. The Company can require Franchisee, at the Company discretion, to pay rent and all other charges which become due under the Sublease directly to the Master Landlord.

Wire-In Orders

The Company, through its subsidiaries, may send wire-in orders to the Franchised Unit or Franchisee Design Center Facility through BloomNet if Franchisee is selected to become a member of BloomNet and may use one of the recognized floral wire services, the "BloomLink System" or other electronic communications systems designated by the Company to do so. The economics of in-wire orders to franchisees is the same as under the Company's existing BloomNet Agreement.

TERM

The Term of the Franchise is equal to the lesser of the Term of the Lease to the franchised premises or 10 years. The Franchise Agreement has provisions related to renewal or extension of the Term.

MISCELLANEOUS

The  Franchise  Agreement  has  provisions  related  to  default,   termination,
non-competition, assignment and option to "repurchase" the franchise business; all reasonably customarily for such an agreement.

Exhibit 99.3



Exhibit 4 - Vendor Agreements

With third party vendors the financial terms differ from vendor to vendor depending on various factors, including the product(s) sold. Below is a summary of the Company's standard Terms & Conditions that vendors are required to abide by.

The following Terms and Conditions and any specifications, drawings, and additional terms and conditions (collectively "Terms and Conditions") which may be referenced in or appended hereto are hereby incorporated in the Agreement/Purchase Order (including any revised or subsequent Agreements/Purchase Orders, or any part thereof) and Seller hereby agrees to abide by and accept all of the following Terms and Conditions:

1. Any cash discount period available to Buyer shall commence on the date of the receipt of the merchandise or on the date of receipt of the invoice, whichever may be the later.

2. In the event of the Seller's failure to deliver as and when specified, Buyer, in addition to any and all other legal and equitable rights and remedies which Buyer may have, has the absolute right to immediately cancel the Agreement/Purchase Order, or any part thereof, and Seller agrees that Buyer may reject any shipment so made and may charge Seller with any cost, expense, or loss sustained as a result of such failure to deliver as and when specified.

3. Seller represents and warrants that its goods, products and services (including any goods, products and services provided to, or on behalf of, Seller by any third parties) are performed in a good workmanship manner and are free of all defects and are, and shall remain, in compliance with all Federal, State and Local (including any administrative and regulatory agencies thereof) laws, rules and regulations. Seller represents, warrants and guarantees that the design, manufacture, packaging, labeling, shipping, handling and performance of all goods, products and services being purchased comply with the requirements of all applicable government and industry health and safety regulations and standards including, but not limited to, OSHA, EPA, FTC, and FDA.

If required to carry out the terms of the Agreement/Purchase Order, each party grants to the other party during the term of the Agreement/Purchase Order, a royalty-free, revocable, non-exclusive, limited license to use, reproduce, and display on the purchased products, packaging and any informational, advertising or promotional materials each party's trade names, trademarks, service marks, products and logos, (collectively the "Marks") for the sole purpose of performing its obligations pursuant to the Agreement/Purchase Order. No right, property, license, or interest in any Marks owned by the Buyer or any of its Affiliates is intended to be given to or acquired by Seller by the execution of or the performance of the Agreement/Purchase Order. The use of any such Marks requires the prior written approval of the Buyer. Seller represents and warrants that if it distributes or sells Buyer's goods, products and services, its shall properly label such goods, products and services with Buyer's Marks as authorized. Seller further agrees not to challenge or do anything to dilute the Buyer's or its Affiliates' Marks or use any confusingly similar Marks to the Buyer's or its Affiliates' Marks. Seller agrees not to use the Marks of Buyer or its Affiliates or to quote the statements or opinions of any of the Buyer's or its Affiliates' employees to any third party or in any advertising or promotional materials regardless of the medium of disclosure, without obtaining the prior review and written approval of the Buyer in each and every instance. "Affiliates" shall mean, with respect to either party, a person or entity, any other person or entity controlling, controlled by, or under common control with such party, person or entity.

4. Buyer may at any time insist upon strict compliance with these terms and conditions notwithstanding any previous custom, practice, or course of dealing to the contrary.

5. Seller hereby further represents and warrants that:

     A. If it is a corporation, that it is duly organized and validly existing and in good standing under the laws of the state of its incorporation; and

     B. It has full power and authority to enter into the Agreement/Purchase Order and to perform its obligations hereunder; and

     C. It has obtained all rights, permits, licenses, and other governmental or third party authorizations and approvals required for its use, of any intellectual property, sale of property, sale of goods, products and services hereunder and its performance under the Agreement/Purchase Order; and

     D.   The  goods,   products   and  services   purchased   pursuant  to  the
          Agreement/Purchase Order are owned by Seller free and clear of any and all liens and encumbrances; and

     E. The goods, products and services purchased pursuant to the Agreement/Purchase Order neither infringes nor violates any patent, copyright, trade secret, trademark, or other proprietary right of any third party; and

     F. It does not discriminate against any employee or applicant for employment because of race, creed, color, or national origin.

6. All intellectual or proprietary property, materials and information, developed on behalf of, or supplied by Buyer or its Affiliates to Seller or its agents shall be and remain the sole and exclusive property of the Buyer and its Affiliates. At any time upon the request of Buyer or upon the termination of the Agreement/Purchase Order, Seller and its agents shall immediately return to the Buyer any and all such property, materials, and information it received from Buyer and its Affiliates.

Except as expressly set forth herein, Seller and its agents shall retain in confidence the terms of the Agreement/Purchase Order. In addition, it is expected that, pursuant to discussions to date and hereafter, Buyer may have and will disclose to Seller and its agents certain Information as defined herein, which is considered by Buyer to be proprietary or confidential Information. "Information" is defined as any information, communication, or data in any form, including, but not limited to verbal, written, graphic or electromagnetic forms, models, or samples which the Buyer desires to protect against unrestricted disclosure, or use including without limitation, business information, financial data, pricing, business plans and strategies, names, addresses, and identities of suppliers, manufacturers, distributors, customers and recipients of Buyer's products and services, marketing plans and strategies. All such Information shall remain the sole property of Buyer and its confidentiality shall be maintained and protected by the Seller and its agents with the same degree of care as Seller uses for its own confidential and proprietary Information and Seller and its agents shall not disclose such Information to any third Party. Seller acknowledges and expressly agrees that any violation of the obligations contained herein shall be harmful to Buyer and will be deemed a material breach of the Agreement/Purchase Order, upon which the Buyer shall be entitled to seek and obtain injunctive relief (without the necessity of posting any bond) and monetary damages including reasonable attorney's fees, in addition to any other legal and equitable rights and remedies Buyer may have. The restrictions of the use or disclosure of any Information shall not apply to any information that:

     A.   Is disclosed pursuant to the prior written consent of Buyer; or

     B.   Is required to be disclosed pursuant to law.

7. Seller agrees to defend, indemnify and hold harmless the Buyer and its parent, subsidiaries, affiliates, successors, and assigns and their respective officers, directors, shareholders, agents and employees from and against any and all losses, liabilities, damages (of whatever kind), actions, claims, proceedings, occurrences, suits, judgments, interest, expenses and costs (including, without limitation, reasonable attorney's fees) incurred by Buyer or its Affiliates, or made or brought by any third party which do, or may result or arise from (I) the design, manufacture, packaging, labeling, shipping, handling, distribution, furnishing or sale of the goods, products and services hereunder;
(ii) breach of the Agreement/Purchase Order or any of the terms or representations by Seller, its agents, servants and employees; (iii) the negligence or misconduct of Seller, its agents, servants and employees;
regardless of the form or theory of the claim or action, including, but not limited to, contract, tort, product liability, negligence, or patent and trademark infringement.

8. Seller represents and warrants that it has, or shall immediately procure prior to the performance of the Agreement/Purchase Order, worker's compensation coverage and Commercial General Liability Insurance with property, personal injury, automobile, product liability, patent, trademark infringement and advertising injury liability, and broad form vendor endorsement coverage in amounts no less than one million dollars combined single limit and five million dollars in umbrella coverage for each occurrence naming the Buyer and its Affiliates as additional insureds under said policies of insurance. Seller shall also provide Buyer with a Certificate of Insurance reflecting the aforementioned insurance coverage and Buyer's insured status thereunder.

9. Nothing contained therein shall imply any partnership, joint venture or agency relationship between the parties and neither party shall have the power to obligate or bind the other in any manner whatsoever, except to the extent herein provided.

10. The Agreement/Purchase Order shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in the Agreement/Purchase Order, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors, and assigns, any rights, remedies, obligations, or liabilities under or by reason of the Agreement/Purchase Order. Seller shall not assign or transfer the Agreement/Purchase Order or any of its rights and obligations hereunder without the prior written consent of the Buyer. Buyer shall have the absolute right to assign or transfer the Agreement/Purchase Order or any of its rights and obligations hereunder, without the consent of the Seller.

11. The Agreement/Purchase Order shall be governed by, construed and enforced in accordance with, the Laws of the State of New York without regard to conflicts of law principles thereof. Nothing contained herein shall, however, be construed to limit or preclude Buyer from bringing any action in any court of competent jurisdiction for injunctive or other legal or equitable relief as Buyer may deem to be appropriate against conduct or threatened conduct by Seller. Venue for purposes of any action brought in connection with or arising out of the Agreement/Purchase Order shall be conclusively presumed to be in the Supreme Court, State of New York, County of Nassau and the parties hereby irrevocably consent and submit to venue and jurisdiction of said Court.

12. If there is any conflict between the terms of these Terms and Conditions and the Agreement/Purchase Order, or seller's invoices or documentation, the terms of the Terms and Conditions shall control.

13. Buyer shall have the absolute right to immediately terminate the Agreement/Purchase Order in the event of (a) a breach by Seller or its agents of any of the terms, conditions or representations of the Agreement/Purchase Order or these Terms and Conditions; (b)the failure of Seller or its agents to deliver the goods and services as and when specified by Buyer; (c) in the event of a change in control of the Seller, or the dissolution, assignment or filing of bankruptcy (whether voluntary or involuntary) of Seller. Furthermore, Buyer shall have the absolute right to terminate the Agreement/Purchase Order, without cause, upon (30) days prior written Notice to Seller.

14. Unless otherwise agreed in writing, Buyer shall not be obligated or committed to make any initial, subsequent or further purchases of Seller's goods, products and/or services.